UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
The Williams Investment Plus Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.
Tulsa, Oklahoma
June 11, 2020

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2019 and 2018

	2019	2018
Assets:
Investments (at fair value)	$1,415,754,781	$1,258,236,161
Notes receivable from participants	22,610,631	22,444,423
Non-interest bearing cash	408,879	8,745
Receivables	4,480,485	1,025,760
Contribution receivable	936,501	—

Total assets	1,444,191,277	1,281,715,089

Liabilities:
Accrued liabilities	3,336,665	2,815,577

Total liabilities	3,336,665	2,815,577

Net assets available for benefits	$1,440,854,612	$1,278,899,512

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2019

Additions to net assets:
Contributions:
Participant	$53,735,998
Employer	35,763,075
Rollovers	7,849,248
Total contributions	97,348,321

Net investment income:
Net increase in fair value of investments	263,769,385
Dividends	14,272,908
Interest	425,544
Total net investment income	278,467,837

Interest income on notes receivable from participants	1,240,454

Total additions to net assets	377,056,612

Deductions from net assets:
Withdrawals	212,462,666
Administrative expenses	2,563,177
Dividend distributions	75,669

Total deductions from net assets	215,101,512

Net increase during the year	161,955,100

Net assets available for benefits at beginning of year	1,278,899,512

Net assets available for benefits at end of year	$1,440,854,612

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1--Description of plan

The information included below regarding The Williams Investment Plus Plan (the “Plan”) provides only a general description of the Plan. Participants should refer to the Plan document, as amended and restated, and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained for the benefit of substantially all employees of The Williams Companies, Inc., and its participating subsidiaries (collectively, “Williams” or “Employer”) as provided in the Plan. A small amount of the Plan is an employee stock ownership plan (“ESOP”) and includes shares of Williams common stock held in the Transtock and Williams Companies Employee Stock Ownership Plan (“WESOP”) Accounts, as defined in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is intended to constitute a plan described in Section 404(c) of ERISA and Title 29 of the Code of Federal Regulations Section 2550.404c-1, and the fiduciaries of the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by a participant or beneficiary.

Administration

The Administrative Committee is the Plan administrator. The Investment Committee has the responsibility to monitor the performance of the trustee, investment funds and investment managers, and select, remove, and replace the trustee, any investment fund and any investment manager. The Benefits Committee has the authority and responsibility with respect to overriding the terms of the Plan which require the availability of common stock issued by The Williams Companies, Inc. The Benefits Committee, in its settlor capacity, may amend the Plan, provided it is a nonmaterial amendment as detailed in the Plan. Fidelity Management Trust Company (“FMTC”) is the trustee and record keeper. Additionally, Fidelity Investments Institutional Operations Company, Inc., provides certain other record keeping services for the Plan.

Contributions

Each eligible participant has employee contribution accounts consisting primarily of, as applicable, a Pre-Tax Account, as well as various after-tax contribution accounts, Roth accounts, catchup accounts, rollover contribution accounts, and employer contribution accounts. Certain participants may also have additional contribution accounts, as applicable.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Each eligible employee participant may contribute from 1 percent to a maximum of 50 percent of their eligible compensation per pay period on a pre-tax and/or Roth basis. The maximum pre-tax and/or Roth contribution percentage for Highly Compensated Employees is subject to periodic adjustment in order to meet discrimination testing requirements and certain annual maximum statutory limits imposed by the Internal Revenue Service (“IRS”). The Employer will contribute an amount equal to 100 percent of each participant’s contribution per pay period up to a maximum of 6 percent of their eligible compensation. In addition, the Plan allows for discretionary Employer contributions. No such discretionary Employer contributions were made in 2019.

Additionally, the Plan includes an automatic enrollment feature. Eligible participants who do not make an affirmative election to contribute or an affirmative election not to contribute within 60 days of hire are automatically enrolled in the Plan. If automatically enrolled, 3 percent of the participant’s eligible compensation is withheld on a pre-tax basis and invested in the default investment option designated by the Investment Committee. The participant has the right to change the contribution percentage, elect to discontinue contributions to the Plan, or make investment changes at any time.

During 2018, the Plan was amended to provide for an Employer Fixed Annual Contribution effective January 1, 2019. Williams will contribute 4.5 percent of eligible compensation for certain eligible employee participants. Beginning with the 2019 Plan year, eligible employees hired or rehired on or after January 1, 2019, are eligible to receive the 4.5 percent Employer Fixed Annual Contribution. The 2019 Employer Fixed Annual Contribution was $937 thousand. For the 2020 Plan year, eligible employees under age 40 as of December 31, 2019, and hired prior to January 1, 2019, are also eligible to receive the 4.5 percent Employer Fixed Annual Contribution. The Employer Fixed Annual Contribution is made after the end of each Plan year and eligible employees generally must be an active employee at year-end to receive this contribution, with exceptions for retirement, disability, and death.

Participants may elect to invest in various investment options provided they allocate their contribution in multiples of 1 percent and subject to certain other restrictions. Investment options include common/collective trusts, common stocks including common stocks held within separately managed accounts, mutual funds, and a self-directed brokerage fund. A participant may change their investment election at any time. Participants may also exchange or rebalance any investment in their Plan account in accordance with the Plan’s investment provisions.

The Plan does not allow participants’ contributions, including employer and employee contributions, loan payments, and rollovers to be made or invested in shares of Williams common stock. A small amount of Williams common stock continues to be held in the Transtock and WESOP Accounts within the Plan’s Legacy WMB Stock Fund. Dividend payments on Williams common stock not passed through to the participant continue to be reinvested in additional shares of Williams common stock until the participant elects to receive such dividends in cash.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Vesting

Participants have a nonforfeitable vested interest in the current fair value of the assets purchased with their contributions. Eligible participants become 20 percent vested in the employer contributions made on their behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, and participants become 100 percent vested upon five years of service. In addition, a participant may become totally vested in their account by reason of their death, total and permanent disability, attainment of age 65, eligibility to receive early retirement benefits under a pension plan of Williams, reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants that have an involuntary termination of employment as a result of such sale are also 100 percent vested.

Employer contributions that are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses. During 2019, employer contributions were reduced by $518 thousand from forfeited nonvested accounts.

Distributions and in-service withdrawals

Participants are entitled to receive the vested portion of their account when they cease to be an employee of Williams for any reason including retirement. Upon termination of service, a participant has distribution options available as outlined in the Plan.

Generally, the payment of benefits under the Plan shall be made in cash. However, with respect to amounts held in the Plan’s common stock funds, the participant may request payment of benefits under the Plan in the common stock held within such funds.

Eligible employee participants may request a partial withdrawal from the Plan of their rollover contribution accounts and a portion, as defined in the Plan document, of their Prior Plans After-Tax Account. Eligible employee participants may make two such withdrawals during any Plan year and are not suspended from participation in the Plan following such a withdrawal. Outstanding loans will reduce the amount available for partial withdrawals.

Eligible participants who have completed two years of service and who are employees may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall it exceed the vested portion of the participant’s Employer Matching Contribution Account, Employer Cash Contribution Account, and the balance of the After-Tax Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be made every 12 months.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

A participant who is at least age 59½ may request a post-59½ withdrawal from the Plan. The withdrawal can include the vested portion of certain of the participant’s employer and employee contribution accounts. Outstanding loans will reduce the amount available for post-59½ withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from an eligible employee participant’s Pre-Tax Account and Roth Account before age 59½ may be made if the participant has suffered a financial hardship condition, as defined in the Plan. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months. Effective January 1, 2019, eligible employees electing a financial hardship withdrawal are no longer suspended from participation in the Plan, nor are they required to obtain a Plan loan before requesting a financial hardship withdrawal.

A participant who is under age 59½ and is totally and permanently disabled, as defined in the Plan, may make a withdrawal from the eligible amounts in their Pre-Tax Account and Roth Account or request a full distribution from the Plan.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding 12-month period, or 50 percent of their vested balance. Loan terms may not exceed 58 months unless the loan is for the purchase of a primary residence, in which case the loan term may not exceed 25 years. Periodic principal and interest payments are reinvested according to the participant’s current investment election on file. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest are paid ratably through payroll deductions. If the participant’s employment is terminated, the participant may continue to make principal and interest payments subject to certain limitations. Participants may make additional partial payments of the loan at any time and in such form as required by the record keeper.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Other

Each participant has their own individual account. Contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The fair value per share of each fund is multiplied by the number of shares of the fund held in the participant’s account to arrive at their account balance.

Net investment income (loss), including the net change in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant’s account balances.

The ESOP allows for the election of dividend pass-through, which are cash dividends paid directly to participants, for the dividends received on the shares of Williams common stock held within the Plan’s ESOP.

While the Compensation and Management Development Committee of the Williams Board of Directors has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of any Plan termination, assets of the Plan will be distributed in accordance with the Plan document.

Note 2--Summary of significant accounting policies

Basis of accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. However, benefit payments to participants are recorded when paid.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any estimated accrued and unpaid interest. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a withdrawal is recorded.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Administrative Committee to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Risks and uncertainties

The Plan provides for various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ account balances.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A discussion of fair value measurements is included in Note 3.

Purchases and sales of securities are recorded on a trade-date basis, which may result in amounts due to or from brokers related to unsettled trades. Dividend income is recorded on the ex-dividend date. Net increase (decrease) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams.

Administrative expenses

Certain administrative expenses, including audit and legal fees, of the Plan are paid by Williams.

Note 3--Fair value measurements

The fair value hierarchy prioritizes the inputs used to measure fair value, giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Fair value balances are classified based on the observability of those inputs. The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan’s Level 1 investments primarily consist of mutual funds, common stocks, and money market funds that are traded on U.S. exchanges, as well as interest-bearing cash. The Plan’s Level 2 investments primarily consist of common stocks traded on foreign exchanges, certificates of deposit,

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

and government and corporate bonds. The Plan’s Level 3 investments consist of a private placement common stock that is not traded on an exchange.

The fair values of common stocks traded on U.S. exchanges and exchange-traded funds within the self-directed brokerage fund are derived from quoted market prices as of the close of business on the last business day of the Plan year. The fair value of common stocks traded on foreign exchanges are also derived from quoted market prices as of the close of business on an active foreign exchange on the last business day of the Plan year. The valuation requires translation of the foreign currency to U.S. dollars, and the foreign exchange rate used in the translation is considered an observable input to the valuation. Shares of money market funds and mutual funds are valued at fair value based on published market prices as of the close of business on the last business day of the Plan year, which represent the net asset values (“NAV”) of the shares held by the Plan. The carrying value of interest-bearing cash approximates fair value because of the short-term nature of this investment. The units of the common/collective trusts are valued at fair value using the NAV practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund (see Note 4). There have been no significant changes in the preceding valuation methodologies used at December 31, 2019 and 2018.

The valuation methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. The use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2019 and 2018, with the exception of the common/collective trusts measured at fair value using the NAV practical expedient. The combined fair value for the common/collective trusts is provided to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

	Level 1	Level 2	Level 3	Total
2019:
Interest-bearing cash	$1,723,655	$—	$—	$1,723,655
Mutual funds	208,386,003	—	—	208,386,003
Self-directed brokerage fund	80,332,518	3,467,620	—	83,800,138
Common stocks	398,761,704	5,499,755	606,632	404,868,091
	$689,203,880	$8,967,375	$606,632	698,777,887
Common/collective trusts				716,976,894
Total investments at fair value				$1,415,754,781

2018:
Interest-bearing cash	$5,668,544	$—	$—	$5,668,544
Mutual funds	175,201,766	—	—	175,201,766
Self-directed brokerage fund	74,387,664	3,283,737	—	77,671,401
Common stocks	353,806,887	4,755,814	463,021	359,025,722
	$609,064,861	$8,039,551	$463,021	617,567,433
Common/collective trusts				640,668,728
Total investments at fair value				$1,258,236,161

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 4--Common/collective trusts

The Plan holds investments in several common/collective trusts that invest primarily in mutual funds, fixed income securities, and international equity securities. These common/collective trusts have no unfunded commitments. Generally, participant-directed redemptions occur daily. In some cases, FMTC may require up to ten days to settle these redemptions. However, FMTC may require additional notice for redemptions directed by a plan sponsor.

Additionally, the Plan holds an investment in the Fidelity Managed Income Portfolio II Fund (“MIP II Fund”), a common/collective trust, which is managed by FMTC as trustee (“MIP II Fund Trustee”). Participant-directed withdrawals of MIP II Fund units may be made on any business day. Participant-directed exchanges to another investment option may be made on any business day as long as the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a noncompeting investment option for 90 days before subsequent transfers to a competing fund may occur. Withdrawals directed by a plan sponsor must be preceded by 12-months written notice to the MIP II Fund Trustee. The MIP II Fund Trustee may in its discretion complete any such plan-level withdrawals before the expiration of such 12-month period. Additionally, the MIP II Fund Trustee may defer completing a withdrawal directed by a participant or plan sponsor where doing so might adversely affect the MIP II Fund portfolio. The MIP II Fund Trustee shall make the payments available as quickly as cash flows and prudent portfolio management permit.

Note 5--Transactions with parties-in-interest

Certain investments held by the Plan are managed by the trustee. Additionally, certain investments held within the Plan are in Williams common stock. Therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

Note 6--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated July 24, 2015, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been further amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated it will take the necessary steps, if any, to maintain the Plan’s compliance with the Code.

Plan management is required by generally accepted accounting principles to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position must be recognized when the position is more likely than not, based on its technical merits, to be sustained upon examination by the IRS. As of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 7--Differences between financial statements and Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 at December 31:

	2019	2018
Net assets available for benefits per the financial statements	$1,440,854,612	$1,278,899,512
Amounts allocated to withdrawing participants	(1,254,125)	—
Net assets available for benefits per the Form 5500	$1,439,600,487	$1,278,899,512

The following is a reconciliation of Net increase during the year per the Statement of Changes in Net Assets Available for Benefits to net income (loss) per the Form 5500 for the year ended December 31, 2019:

Net increase during the year	$161,955,100
Less: Amounts allocated to withdrawing participants at December 31, 2019	(1,254,125)
Net income per Form 5500	$160,700,975

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Note 8--Subsequent event

The outbreak of novel coronavirus (COVID-19) has severely impacted economic activity and caused significant volatility and negative pressure in financial markets. Any potential material impact of COVID-19 to the Plan, if any, is not currently known and will depend on future developments, including the duration and continued spread of the outbreak.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was signed into law. The CARES Act contains several provisions that impact 401(k) plans such as a waiver of required minimum distributions and a new hardship withdrawal option. Plan management intends to adopt certain relief provisions including the waiver of required minimum distributions and the new hardship withdrawal option. Plan management continues to evaluate other provisions of the CARES Act.

SUPPLEMENTAL SCHEDULE

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	Common/Collective Trusts
*	Fidelity	Fidelity Managed Income Portfolio II – 77,600,645 shares		$77,600,645
*	Fidelity	Fidelity Diversified International Commingled Pool – 4,280,677 shares		61,427,717
	Prudential	Prudential Core Plus Bond Fund Class 5 – 270,772 shares		48,654,952
	Vanguard	Vanguard Target Retirement Income Trust I – 273,753 shares		15,582,014
	Vanguard	Vanguard Target Retirement 2015 Trust I – 103,367 shares		5,918,891
	Vanguard	Vanguard Target Retirement 2020 Trust I – 1,254,344 shares		75,059,951
	Vanguard	Vanguard Target Retirement 2025 Trust I – 1,062,426 shares		64,478,651
	Vanguard	Vanguard Target Retirement 2030 Trust I – 2,072,176 shares		127,231,599
	Vanguard	Vanguard Target Retirement 2035 Trust I – 535,897 shares		33,713,259
	Vanguard	Vanguard Target Retirement 2040 Trust I – 1,487,019 shares		96,819,803
	Vanguard	Vanguard Target Retirement 2045 Trust I – 464,210 shares		30,424,322
	Vanguard	Vanguard Target Retirement 2050 Trust I – 878,374 shares		57,893,630
	Vanguard	Vanguard Target Retirement 2055 Trust I – 194,806 shares		15,658,545
	Vanguard	Vanguard Target Retirement 2060 Trust I – 126,592 shares		5,342,167
	Vanguard	Vanguard Target Retirement 2065 Trust I – 45,081 shares		1,170,748
				716,976,894
	Registered Investment Companies
	PIMCO	PIMCO Real Return Fund Institutional Class – 664,341 shares		7,467,193
*	Fidelity	Fidelity U.S. Bond Index Fund – 1,089,737 shares		12,978,767
	Vanguard	Vanguard Extended Market Index Fund Institutional Shares – 256,970 shares		24,566,372
	Vanguard	Vanguard Institutional Index Fund Institutional Plus Shares – 508,503 shares		147,592,991
	Vanguard	Vanguard Total International Stock Index Fund Institutional Shares – 132,088 shares		15,780,580
				208,385,903

	Common Stock
	Chesapeake Energy Co.	Common stock – 330,291 shares		272,688
*	The Williams Companies, Inc.	Common stock – 302,576 shares		7,179,732
				7,452,420

	Investments held in Separately Managed Accounts
	Macquarie U.S. Large Cap Value Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN	Short-term bank deposit		599,028

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	Common Stock:
	ABBOTT LABORATORIES	Common stock – 24,253 shares		2,106,616
	ALLSTATE CORPORATION	Common stock – 19,358 shares		2,176,807
	AMERICAN INTERNATIONAL GROUP	Common stock – 36,600 shares		1,878,678
	ARCHER DANIELS MIDLAND CO	Common stock – 43,315 shares		2,007,650
	AT&T INC	Common stock – 50,682 shares		1,980,653
	BANK OF NEW YORK MELLON CORP	Common stock – 39,596 shares		1,992,867
	BROADCOM INC	Common stock – 6,400 shares		2,022,528
	CARDINAL HEALTH INC	Common stock – 39,320 shares		1,988,806
	CIGNA CORP	Common stock – 10,568 shares		2,161,050
	CISCO SYSTEMS INC	Common stock – 36,346 shares		1,743,154
	CONAGRA BRANDS INC	Common stock – 58,716 shares		2,010,436
	CONOCOPHILLIPS	Common stock – 31,797 shares		2,067,759
	CVS HEALTH CORP	Common stock – 28,484 shares		2,116,076
	DOLLAR TREE INC	Common stock – 18,700 shares		1,758,735
	DOWDUPONT INC	Common stock – 26,703 shares		1,714,333
	EDISON INTL	Common stock – 25,200 shares		1,900,332
	EQUITY RESIDENTIAL REIT	Common stock – 23,089 shares		1,868,362
	HALLIBURTON CO	Common stock – 80,211 shares		1,962,763
	INTEL CORP	Common stock – 34,034 shares		2,036,935
	JOHNSON & JOHNSON	Common stock – 14,518 shares		2,117,741
	LOWES COS INC	Common stock – 16,614 shares		1,989,693
	MARATHON OIL CORP	Common stock – 140,620 shares		1,909,620
	MARSH & MCLENNAN COS INC	Common stock – 19,375 shares		2,158,569
	MERCK & CO INC NEW	Common stock – 23,349 shares		2,123,592
	MONDELEZ INTERNATIONAL INC	Common stock – 35,602 shares		1,960,958
	NORTHROP GRUMMAN CORP	Common stock – 5,093 shares		1,751,839
	OCCIDENTAL PETROLEUM CORP	Common stock – 46,400 shares		1,912,144
	ORACLE CORP	Common stock – 36,638 shares		1,941,081
	PFIZER INC	Common stock – 51,798 shares		2,029,446
	RAYTHEON CO	Common stock – 9,909 shares		2,177,404
	TRUST FINANCIAL CORP	Common stock – 38,400 shares		2,162,688
	VERIZON COMMUNICATIONS INC	Common stock – 32,322 shares		1,984,571
	WASTE MANAGEMENT INC	Common stock – 17,452 shares		1,988,830

	LSV U.S. Small/Mid Cap Value Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN	Short-term bank deposit		172,750
	Common Stock:

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	AARONS INC A	Common stock – 900 shares		51,399
	AIR LEASE CORP CL A	Common stock – 8,100 shares		384,912
	ALLISON TRANSMISSION HLDGS INC	Common stock – 6,500 shares		314,080
	AMC NETWORKS INC CL A	Common stock – 3,600 shares		142,200
	AMERICAN FINL GROUP INC OHIO	Common stock – 2,000 shares		219,300
	APPLE HOSPITALITY REIT INC	Common stock – 12,500 shares		203,125
	ARCONIC INC	Common stock – 3,300 shares		101,541
	ARROW ELECTRONICS INC	Common stock – 4,700 shares		398,278
	ASHFORD INC	Common stock – 55 shares		1,298
	ASSURED GUARANTY LTD	Common stock – 7,600 shares		372,552
	AVNET INC	Common stock – 3,900 shares		165,516
	AXIS CAPITAL HOLDINGS LTD	Common stock – 800 shares		47,552
	BANKUNITED INC	Common stock – 9,900 shares		361,944
	BED BATH & BEYOND INC	Common stock – 5,400 shares		93,420
	BERKSHIRE HILLS BANCORP INC	Common stock – 6,400 shares		210,432
	BLOCK H & R INC	Common stock – 7,300 shares		171,404
	BORGWARNER INC	Common stock – 4,600 shares		199,548
	BRAEMAR HOTELS & RESORTS INC	Common stock – 11,700 shares		104,481
	BRIXMOR PPTY GROUP INC	Common stock – 17,000 shares		367,370
	C N A FINANCIAL CORP	Common stock – 10,000 shares		448,100
	CABOT CORP	Common stock – 2,900 shares		137,808
	CAPRI HOLDINGS LTD	Common stock – 5,200 shares		198,380
	CARS.COM INC	Common stock – 2,600 shares		31,772
	CHATHAM LODGING TRUST	Common stock – 9,100 shares		166,894
	CHEMOURS CO/ THE	Common stock – 4,000 shares		72,360
	CIENA CORP	Common stock – 3,700 shares		157,953
	CIRRUS LOGIC INC	Common stock – 1,600 shares		131,856
	CIT GROUP INC	Common stock – 6,400 shares		292,032
	CITY OFFC REIT INC	Common stock – 15,100 shares		204,152
	CLEVELAND-CLIFFS INC	Common stock – 16,600 shares		139,440
	CNO FINANCIAL GROUP INC	Common stock – 16,200 shares		293,706
	COOPER STANDARD HOLDING INC	Common stock – 2,200 shares		72,952
	CORECIVIC INC	Common stock – 8,000 shares		139,040
	CORENERGY INFRASTR TR INC	Common stock – 4,800 shares		214,608
	CUSTOMERS BANCORP INC	Common stock – 7,500 shares		178,575
	DANA INC	Common stock – 8,800 shares		160,160
	DELUXE CORP	Common stock – 4,300 shares		214,656
	DILLARDS INC CL A	Common stock – 2,900 shares		213,092
	DIME COMMUNITY BANCSHARES INC	Common stock – 2,200 shares		45,958

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	DIODES INC	Common stock – 5,900 shares		332,583
	DOMTAR CORP	Common stock – 7,600 shares		290,624
	EASTMAN CHEMICAL CO	Common stock – 5,900 shares		467,634
	FEDERAL AGRI MTG NON VTG CL C	Common stock – 4,200 shares		350,700
	FINANCIAL INSTITUTIONS INC	Common stock – 5,000 shares		160,500
	FIRST AMERICAN FINANCIAL CORP	Common stock – 6,400 shares		373,248
	FIRST DEFIANCE FINL CORP	Common stock – 7,600 shares		239,324
	FOOT LOCKER INC	Common stock – 3,700 shares		144,263
	FRANKLIN STREET PPTYS CORP	Common stock – 14,600 shares		124,976
	GOODYEAR TIRE & RUBBER CO	Common stock – 10,000 shares		155,550
	GREAT SOUTHERN BANCORP INC	Common stock – 4,500 shares		284,940
	HANMI FINANCIAL CORPORATION	Common stock – 4,900 shares		97,975
	HARLEY-DAVIDSON INC	Common stock – 5,800 shares		215,702
	HAVERTY FURNITURE COS INC	Common stock – 8,200 shares		165,312
	HAWAIIAN HLDGS INC	Common stock – 5,900 shares		172,811
	HOLLYFRONTIER CORP	Common stock – 5,400 shares		273,834
	HOPE BANCORP INC	Common stock – 16,800 shares		249,648
	HUNTINGTON INC W/I	Common stock – 1,000 shares		250,880
	HUNTSMAN CORP	Common stock – 17,900 shares		432,464
	INDUSTRIAL LOGISTICS PPTY TR	Common stock – 7,587 shares		170,101
	INGREDION INC	Common stock – 2,200 shares		204,490
	INNOVIVA INC	Common stock – 10,100 shares		143,016
	JABIL INC	Common stock – 12,200 shares		504,226
	JAZZ PHARMA PLC	Common stock – 2,340 shares		349,315
	JETBLUE AIRWAYS CORP	Common stock – 13,500 shares		252,720
	JM SMUCKER CO	Common stock – 3,020 shares		314,473
	JUNIPRT NETWORKS INC	Common stock – 9,200 shares		226,596
	KELLY SERVICES INC CL A	Common stock – 6,500 shares		146,770
	KOHLS CORP	Common stock – 5,300 shares		270,035
	KRATON CORP	Common stock – 5,300 shares		134,196
	LANNETT INC	Common stock – 6,900 shares		60,858
	LANTHEUS HLDGS INC	Common stock – 6,900 shares		141,519
	LAREDO PETROLEUM INC	Common stock – 22,000 shares		63,140
	LAZARD LTD CL A	Common stock – 4,800 shares		191,808
	LEAR CORP NEW	Common stock – 1,400 shares		192,080
	LEGG MASON INC	Common stock – 2,900 shares		104,139
	LEXINGTON REALTY TRUST REIT	Common stock – 12,600 shares		133,812
	M D C HOLDINGS INC	Common stock – 5,500 shares		209,880
	MANPOWERGROUP INC	Common stock – 4,400 shares		427,240

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	MEDICAL PPTY TR INC	Common stock – 1,600 shares		33,776
	MEDNAX INC	Common stock – 6,100 shares		169,519
	MERITOR INC	Common stock – 15,400 shares		403,326
	MGIC INVESTMENT CORP	Common stock – 16,400 shares		232,388
	MILLER HERMAN INC	Common stock – 8,500 shares		354,025
	MOLINA HEALTHCARE INC	Common stock – 400 shares		54,276
	NATIONAL FUEL GAS CO	Common stock – 5,500 shares		255,970
	NAVIENT CORP	Common stock – 16,900 shares		231,192
	NCR CORP	Common stock – 6,500 shares		228,540
	NELNET INC CL A	Common stock – 1,300 shares		75,712
	NEW MOUNTAIN FINANCE CORP	Common stock – 14,500 shares		199,230
	NEWTEK BUSINESS SERVICES CORP	Common stock – 9,100 shares		206,115
	O-I GLASS INC	Common stock – 14,200 shares		169,406
	OFFICE DEPOT INC	Common stock – 41,700 shares		114,258
	OFFICE PROPERTIES INCOME TRUST	Common stock – 7,076 shares		227,423
	OMEGA HEALTHCARE INVESTORS INC	Common stock – 4,700 shares		199,045
	ON SEMICONDUCTOR CORP	Common stock – 19,500 shares		475,410
	OSHKOSH CORP	Common stock – 3,500 shares		331,275
	OUTFRONT MEDIA INC	Common stock – 6,400 shares		171,648
	OWENS CORNING INC	Common stock – 6,700 shares		436,304
	PATTERSON COMPANIES INC	Common stock – 7,900 shares		161,792
	PBF ENERGY INC CL A	Common stock – 9,200 shares		288,604
	PENNANTPARK INVESTMENT CORP	Common stock – 23,300 shares		152,149
	PENSKE AUTOMOTIVE GROUP INC	Common stock – 4,300 shares		215,946
	PIEDMONT OFFICE REALTY TRUST A	Common stock – 9,900 shares		220,176
	PROSPECT CAPITAL CORP FD	Common stock – 27,200 shares		175,168
	PULTEGROUP INC	Common stock – 6,300 shares		244,440
	PVH CORP	Common stock – 2,400 shares		252,360
	QUANTA SVCS INC	Common stock – 2,800 shares		113,988
	RADIAN GROUP INC	Common stock – 9,800 shares		246,568
	REGAL BELOIT CORP	Common stock – 2,700 shares		231,147
	REGIONAL MANAGEMENT CORP	Common stock – 6,500 shares		195,195
	REINSURANCE GROUP OF AMERICA	Common stock – 2,300 shares		375,038
	RETAIL VALUE INC	Common stock – 949 shares		34,923
	SABRA HEALTHCARE REIT INC	Common stock – 11,900 shares		253,946
	SANMINA CORP	Common stock – 6,800 shares		232,832
	SCANSOURCE INC	Common stock – 3,400 shares		125,630
	SELECT MEDICAL HLDGS CORP	Common stock – 9,700 shares		226,398
	SERVICE PPTYS TR	Common stock – 9,800 shares		238,434

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	SIGNET JEWELERS LTD (US)	Common stock – 2,400 shares		52,176
	SITE CENTERS CORP	Common stock – 9,250 shares		129,685
	SNAP-ON INC	Common stock – 1,000 shares		169,400
	SONIC AUTOMOTIVE INC CL A	Common stock – 7,900 shares		244,900
	SOUTHWESTERN ENERGY CO	Common stock – 32,000 shares		77,440
	SPIRIT AEROSYSTEM HLD INC CL A	Common stock – 4,400 shares		320,672
	STEELCASE INC CLASS A	Common stock – 15,500 shares		317,130
	SYNNEX CORP	Common stock – 1,313 shares		169,114
	TCF FINANCIAL CORPORATION	Common stock – 8,500 shares		397,800
	TEXTRON INC	Common stock – 4,700 shares		209,620
	THOR INDUSTRIES INC	Common stock – 700 shares		52,003
	TRINITY INDUSTRIES INC	Common stock – 6,100 shares		135,115
	TRINSEO SA	Common stock – 6,000 shares		223,260
	TRITON INTERNATIONAL LTD	Common stock – 4,004 shares		160,961
	TTM TECHNOLOGIES INC	Common stock – 17,700 shares		266,385
	UNITED RENTALS INC	Common stock – 2,400 shares		400,248
	UNUM GROUP	Common stock – 9,300 shares		271,188
	VEREIT INC	Common stock – 33,500 shares		309,540
	VILLAGE SUPER MKT INC CL A NEW	Common stock – 6,700 shares		155,440
	VISHAY INTERTECHNOLOGY INC	Common stock – 16,100 shares		342,769
	VISTRA ENERGY CORP	Common stock – 9,300 shares		213,807
	VOYA FINANCIAL INC	Common stock – 4,800 shares		292,704
	W&T OFFSHORE INC	Common stock – 27,800 shares		154,568
	WABASH NATIONAL CORP	Common stock – 12,600 shares		185,094
	WALKER & DUNLOP INC	Common stock – 3,800 shares		245,784
	WASHINGTON PRIME GROUP INC	Common stock – 42,200 shares		153,608
	WEIS MARKETS INC	Common stock – 2,200 shares		89,078
	WESTERN UNION CO	Common stock – 6,200 shares		166,036
	WESTROCK CO	Common stock – 7,300 shares		313,243
	WHIRLPOOL CORP	Common stock – 1,400 shares		206,542
	WILLIAMS-SONOMA INC	Common stock – 4,800 shares		352,512
	WORLD FUEL SERVICES CORP	Common stock – 4,100 shares		178,022
	WYNDHAM DESTINATIONS INC	Common stock – 4,800 shares		248,112
	XEROX CORP	Common stock – 8,825 shares		325,378
	ZIONS BANCORP	Common stock – 8,200 shares		425,744

	T. Rowe Price U.S. Large-Cap Core Growth Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN	Short-term bank deposit		377,765

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	Registered Investment Company:
*	T ROWE PRICE	T Rowe Price Government Reserve Fund - 100 shares		100
	Common Stock:
	ABBOTT LABORATORIES	Common stock – 1,431 shares		124,297
	ADVANCED MICRO DEVICES INC	Common stock – 15,700 shares		720,002
	AGILENT TECHNOLOGIES INC	Common stock – 512 shares		43,679
	AIR PRODUCTS & CHEMICALS INC	Common stock – 746 shares		175,303
	ALEXION PHARMACEUTICALS INC	Common stock – 7,636 shares		825,833
	ALIBABA GROUP HLD LTD SPON ADR	Common stock – 49,119 shares		10,418,140
	ALPHABET INC CL A	Common stock – 2,189 shares		2,931,925
	ALPHABET INC CL C	Common stock – 9,451 shares		12,636,176
	AMAZON.COM INC	Common stock – 11,355 shares		20,982,223
	AMERICAN INTERNATIONAL GROUP	Common stock – 6,071 shares		311,624
	AMERICAN TOWER CORP	Common stock – 49 shares		11,261
	AMGEN INC	Common stock – 155 shares		37,366
	ANT INTL CO CLASS C PP	Common stock – 82,535 shares		606,632
	ANTHEM INC	Common stock – 8,008 shares		2,418,656
	APPLE INC	Common stock – 21,063 shares		6,185,150
	APPLIED MATERIALS INC	Common stock – 15,524 shares		947,585
	APTIV PLC	Common stock – 14,255 shares		1,353,797
	ATLASSIAN CORP PLC CLS A	Common stock – 1,581 shares		190,258
	AUTOMATIC DATA PROCESSING INC	Common stock – 1,920 shares		327,360
	BECTON DICKINSON & CO	Common stock – 12,148 shares		3,303,892
	BOEING CO	Common stock – 16,222 shares		5,284,479
	BOSTON SCIENTIFIC CORP	Common stock – 751 shares		33,960
	BROADCOM INC	Common stock – 143 shares		45,191
	CANADIAN PACIFIC RAIL LTD (US)	Common stock – 2,184 shares		556,811
	CENTENE CORP	Common stock – 17,103 shares		1,075,266
	CHIPOTLE MEXICAN GRILL INC	Common stock – 210 shares		175,793
	CHUBB LTD	Common stock – 3,154 shares		490,952
	CIGNA CORP	Common stock – 20,669 shares		4,226,604
	CINTAS CORP	Common stock – 915 shares		246,208
	CITIGROUP INC	Common stock – 855 shares		68,306
	CONCHO RESOURCES INC	Common stock – 3,005 shares		263,148
	CONSTELLATION BRANDS INC CL A	Common stock – 86 shares		16,319
	COSTAR GROUP INC	Common stock – 1,641 shares		981,810
	DANAHER CORP	Common stock – 18,018 shares		2,765,403
	DOCUSIGN INC	Common stock – 5,700 shares		422,427
	DOLLAR GENERAL CORP	Common stock – 17,881 shares		2,789,078

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	DOLLAR TREE INC	Common stock – 5,187 shares		487,837
	ELECTRONIC ARTS INC	Common stock – 5,245 shares		563,890
	EQUIFAX INC	Common stock – 2,900 shares		406,348
	EXACT SCIENCES CORP	Common stock – 3,403 shares		314,709
	FACEBOOK INC CL A	Common stock – 74,907 shares		15,374,662
	FERRARI NV	Common stock – 1,483 shares		245,496
	FIDELITY NATL INFORM SVCS INC	Common stock – 28,438 shares		3,955,441
	FISERV INC	Common stock – 33,237 shares		3,843,194
	FLEETCOR TECHNOLOGIES INC	Common stock – 4,199 shares		1,208,136
	FORTIVE CORP	Common stock – 1,088 shares		83,112
	GLOBAL PAYMENTS INC	Common stock – 25,004 shares		4,564,730
	GOLDMAN SACHS GROUP INC	Common stock – 732 shares		168,309
	HCA HEALTHCARE INC	Common stock – 7,636 shares		1,128,677
	HILTON WORLDWIDE HOLDINGS INC	Common stock – 11,743 shares		1,302,416
	HONEYWELL INTL INC	Common stock – 4,009 shares		709,593
	IAC/INTERACTIVECORP	Common stock – 6,267 shares		1,561,172
	IHS MARKIT LTD	Common stock – 3,829 shares		288,515
	INTERCONTINENTAL EXCHANGE INC	Common stock – 14,779 shares		1,367,796
	INTUIT INC	Common stock – 16,779 shares		4,394,923
	INTUITIVE SURGICAL INC	Common stock – 5,927 shares		3,503,746
	JPMORGAN CHASE & CO	Common stock – 321 shares		44,747
	KANSAS CITY SOUTHERN	Common stock – 1,618 shares		247,813
	KLA CORP	Common stock – 3,831 shares		682,569
	L3 TECHNOLOGIES INC	Common stock – 3,712 shares		734,493
	LAM RESEARCH CORP	Common stock – 1,968 shares		575,443
	LINDE PLC	Common stock – 3,590 shares		764,311
	LULULEMON ATHLETICA INC	Common stock – 4,563 shares		1,057,110
	MARRIOTT INTERNATIONAL INC A	Common stock – 6,841 shares		1,035,933
	MARSH & MCLENNAN COS INC	Common stock – 7,670 shares		854,515
	MARVELL TECHNOLOGY GROUP LTD	Common stock – 37,210 shares		988,298
	MASTERCARD INC CL A	Common stock – 25,921 shares		7,739,751
	MATCH GROUP INC	Common stock – 4,718 shares		387,395
	MAXIM INTEGRATED PRODUCTS INC	Common stock – 3,786 shares		232,877
	MICROCHIP TECHNOLOGY	Common stock – 1,321 shares		138,335
	MICROSOFT CORP	Common stock – 75,370 shares		11,885,849
	MORGAN STANLEY	Common stock – 17,945 shares		917,348
	MOTOROLA SOLUTIONS INC	Common stock – 81 shares		13,052
	NETFLIX INC	Common stock – 10,742 shares		3,475,789
	NEXTERA ENERGY	Common stock – 79 shares		19,131

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	NIKE INC CL B	Common stock – 13,912 shares		1,409,425
	NORFOLK SOUTHERN CORP	Common stock – 2,094 shares		406,508
	NORTHROP GRUMMAN CORP	Common stock – 3,457 shares		1,189,104
	NVIDIA CORP	Common stock – 6,567 shares		1,545,215
	PAYCOM SOFTWARE INC	Common stock – 2,265 shares		599,681
	PAYPAL HLDGS INC	Common stock – 35,140 shares		3,801,094
	PHILIP MORRIS INTL INC	Common stock – 32 shares		2,723
	PIONEER NATURAL RESOURCES CO	Common stock – 2,974 shares		450,174
	QUALCOMM INC	Common stock – 5,988 shares		528,321
	RESTAURANT BRANDS INTRNTNL INC	Common stock – 6,304 shares		402,006
	ROPER TECHNOLOGIES INC	Common stock – 4,351 shares		1,541,255
	ROSS STORES INC	Common stock – 18,394 shares		2,141,429
	ROYAL CARIBBEAN CRUISES LTD	Common stock – 4,125 shares		550,729
	S&P GLOBAL INC	Common stock – 5,037 shares		1,375,353
	SALESFORCE.COM INC	Common stock – 27,427 shares		4,460,727
	SCHWAB CHARLES CORP	Common stock – 18,873 shares		897,600
	SEATTLE GENETICS INC	Common stock – 1,066 shares		121,801
	SEMPRA ENERGY	Common stock – 4,095 shares		620,311
	SERVICENOW INC	Common stock – 16,126 shares		4,552,692
	SHERWIN WILLIAMS CO	Common stock – 1,064 shares		620,887
	SPLUNK INC	Common stock – 12,417 shares		1,859,694
	SPOTIFY TECHNOLOGY SA	Common stock – 3,658 shares		547,054
	STATE STREET CORP	Common stock – 3,800 shares		300,580
	STRYKER CORP	Common stock – 20,136 shares		4,227,352
	SYNOPSYS INC	Common stock – 1,677 shares		233,438
	TD AMERITRADE HOLDING CORP	Common stock – 27,518 shares		1,367,645
	TELEFLEX INC	Common stock – 150 shares		56,466
	TENCENT HOLDINGS LTD	Common stock – 114,100 shares		5,499,754
	TEXAS INSTRUMENTS INC	Common stock – 2,754 shares		353,311
	THE BOOKING HOLDINGS INC	Common stock – 1,731 shares		3,555,007
	THERMO FISHER SCIENTIFIC INC	Common stock – 8,640 shares		2,806,877
	TJX COMPANIES INC NEW	Common stock – 5,900 shares		360,254
	TRIP.COM GROUP LTD ADR	Common stock – 10,686 shares		358,408
	UNION PACIFIC CORP	Common stock – 4,110 shares		743,047
	UNITED AIRLINES HOLDINGS INC	Common stock – 14,489 shares		1,276,336
	UNITED PARCEL SERVICE INC CL B	Common stock – 150 shares		17,559
	UNITEDHEALTH GROUP INC	Common stock – 15,884 shares		4,669,578
	VEEVA SYS INC CL A	Common stock – 1,734 shares		243,904
	VERTEX PHARMACEUTICALS INC	Common stock – 18,015 shares		3,944,384

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	VF CORP	Common stock – 3,514 shares		350,205
	VISA INC CL A	Common stock – 47,115 shares		8,852,909
	VMWARE INC CL A	Common stock – 7,311 shares		1,109,737
	WELLCARE HEALTH PLANS INC	Common stock – 2,426 shares		801,089
	WILLIS TOWERS WATSON PLC	Common stock – 11,343 shares		2,290,605
	WORKDAY INC CL A	Common stock – 14,479 shares		2,381,072
	WYNN RESORTS LTD	Common stock – 5,092 shares		707,126
	XILINX INC	Common stock – 140 shares		13,689
	YUM BRANDS INC	Common stock – 2,302 shares		231,880
	ZOETIS INC CL A	Common stock – 2,349 shares		310,890

	William Blair U.S. Small/Mid Cap Growth Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN	Short-term bank deposit		574,112
	Common Stock:
	ABIOMED INC	Common stock – 3,346 shares		570,794
	ADVANCE AUTO PARTS INC	Common stock – 3,844 shares		615,655
	AMEDISYS INC	Common stock – 5,089 shares		849,456
	ANAPLAN INC	Common stock – 8,781 shares		460,124
	ARES MANAGEMENT CORP CL A	Common stock – 14,083 shares		502,622
	ASPEN TECHNOLOGIES	Common stock – 8,423 shares		1,018,593
	AVALARA INC	Common stock – 10,128 shares		741,876
	AXALTA COATING SYSTEMS LTD	Common stock – 16,951 shares		515,310
	BJS WHSL CLUB HLDGS INC	Common stock – 44,440 shares		1,010,566
	BOOZ ALLEN HAMILTON HLDG CL A	Common stock – 12,880 shares		916,154
	BRINKS CO	Common stock – 9,789 shares		887,667
	BURLINGTON STORES INC	Common stock – 7,413 shares		1,690,386
	BWX TECHNOLOGIES INC	Common stock – 33,241 shares		2,063,601
	CABLE ONE INC W/I	Common stock – 591 shares		879,686
	CBOE GLOBAL MARKETS INC	Common stock – 5,274 shares		632,880
	COPART INC	Common stock – 6,913 shares		628,668
	CROWN HOLDINGS INC	Common stock – 16,851 shares		1,222,372
	ENCOMPASS HEALTH CORP	Common stock – 22,540 shares		1,561,346
	ENCORE CAP GROUP INC	Common stock – 14,692 shares		519,509
	ENTEGRIS INC	Common stock – 6,167 shares		308,905
	ETSY INC	Common stock – 10,745 shares		476,004
	EURONET WORLDWIDE INC	Common stock – 9,778 shares		1,540,622
	FIRSTCASH INC	Common stock – 9,711 shares		782,998
	FIRSTSERVICE CORP (US)	Common stock – 6,530 shares		607,551

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	GENERAC HOLDINGS INC	Common stock – 4,889 shares		491,785
	GLAUKOS CORP	Common stock – 9,716 shares		529,231
	GODADDY INC CL A	Common stock – 13,755 shares		934,240
	GRAND CANYON EDUCATION INC	Common stock – 14,043 shares		1,345,179
	GUIDEWIRE SOFTWARE INC	Common stock – 5,863 shares		643,582
	HALOZYME THERAPEUTICS INC	Common stock – 31,904 shares		565,658
	HEALTHCARE SERVICES GROUP INC	Common stock – 27,482 shares		668,362
	HEICO CORP CL A	Common stock – 7,738 shares		692,783
	HORIZON THERAPEUTICS PLC	Common stock – 40,403 shares		1,462,589
	INSPIRE MEDICAL SYSTEMS INC	Common stock – 5,483 shares		406,893
	INSULET CORP	Common stock – 8,587 shares		1,470,094
	IRHYTHM TECHNOLOGIES INC	Common stock – 6,949 shares		473,157
	J2 GLOBAL INC	Common stock – 9,956 shares		932,977
	JONES LANG LASALLE INC	Common stock – 4,613 shares		803,077
	LAMB WESTON HOLDINGS INC	Common stock – 17,251 shares		1,484,104
	LIGAND PHARMACEUTICALS	Common stock – 6,683 shares		696,970
	LIVE NATION ENTERTAINMENT INC	Common stock – 18,734 shares		1,338,919
	MARTIN MARIETTA MATERIALS INC	Common stock – 5,851 shares		1,636,174
	NATIONAL INSTRUMENT CORP	Common stock – 12,598 shares		533,399
	NICE LTD SPON ADR	Common stock – 6,913 shares		1,072,552
	NOVANTA INC	Common stock – 5,169 shares		457,146
	OLLIES BARGAIN OUTLET HOLDINGS	Common stock – 9,197 shares		600,656
	PARSLEY ENERGY INC CL A	Common stock – 18,413 shares		348,190
	PENUMBRA INC	Common stock – 6,368 shares		1,046,071
	PERSPECTA INC	Common stock – 17,452 shares		461,431
	PLANET FITNESS INC CL A	Common stock – 8,455 shares		631,419
	PORTOLA PHARMACEUTICALS INC	Common stock – 34,016 shares		812,302
	PROOFPOINT INC	Common stock – 5,450 shares		625,551
	PURE STORAGE INC CL A	Common stock – 69,157 shares		1,183,276
	QUALYS INC	Common stock – 1,640 shares		136,727
	RITCHIE BROS AUCTIONEERS (USA)	Common stock – 16,871 shares		724,609
	ROGERS CORP	Common stock – 4,045 shares		504,533
	SABRE CORP	Common stock – 43,819 shares		983,298
	SIGNATURE BANK	Common stock – 4,428 shares		604,909
	SITEONE LANDSCAPE SUPPLY INC	Common stock – 6,772 shares		613,882
	STERIS PLC	Common stock – 5,883 shares		896,687
	TELEDYNE TECHNOLOGIES INC	Common stock – 4,376 shares		1,516,459
	TELEFLEX INC	Common stock – 3,316 shares		1,248,275
	TRANSUNION	Common stock – 14,350 shares		1,228,504

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	TREX CO INC	Common stock – 19,370 shares		1,740,976
	VAIL RESORTS INC	Common stock – 4,107 shares		984,982
	VARONIS SYSTEMS INC	Common stock – 6,251 shares		485,765
	VERACYTE INC	Common stock – 15,353 shares		428,656
	VIRTU FINANCIAL INC CL A	Common stock – 36,464 shares		583,059
	WAYFAIR INC	Common stock – 4,922 shares		444,801
	WEX INC	Common stock – 4,127 shares		864,441
	WORLD WRESTLING ENTMT CL A	Common stock – 10,780 shares		699,299
	ZYNGA INC	Common stock – 125,628 shares		768,843
				399,139,426

*	Self-Directed Brokerage Fund	A self-directed brokerage fund allowing participants to invest in a wide array of securities including but not limited to publicly traded stocks, mutual funds, exchange-traded funds, bonds, certificates of deposit, and money market funds at their discretion.		83,800,138

		Investments (at fair value)		1,415,754,781

*	Participant Loans	Loans extended to participants at interest rates of 4.25% to 10.5%		22,610,631

				$1,438,365,412

*Party-in-interest
**Column not applicable for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
THE WILLIAMS INVESTMENT PLUS PLAN
(Name of Plan)
/s/Robert Biffle
Robert Biffle
Chairman, Administrative Committee
The Williams Companies, Inc.
Date: June 11, 2020

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm